SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

Corindus Vascular Robotics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

218730109

(CUSIP Number)

HealthCor Management, L.P.

55 Hudson Yards, 28th Floor

New York, New York 10001

Attention: Anabelle Perez Gray

(212) 622-7731

With a Copy to:

Eugene W. McDermott, Jr.

Locke Lord LLP

2800 Financial Plaza

Providence, RI 02903

(401) 276-6471

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2019

(Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 218730109	Schedule 13D	Page 2 of 20

1	name of reporting person HealthCor Management, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒

3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0%
14	type or report person PN

CUSIP 218730109	Schedule 13D	Page 3 of 20

1	name of reporting person HealthCor Associates, LLC
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒

3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0%
14	type or report person OO – limited liability company

CUSIP 218730109	Schedule 13D	Page 4 of 20

1	name of reporting person HealthCor Hybrid Offshore Master Fund, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒

3	sec use only
4	source of funds WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Cayman Islands

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0%
14	type or report person PN

CUSIP 218730109	Schedule 13D	Page 5 of 20

1	name of reporting person HealthCor Hybrid Offshore GP, LLC
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒

3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0%
14	type or report person OO – limited liability company

CUSIP 218730109	Schedule 13D	Page 6 of 20

1	name of reporting person HealthCor Group, LLC
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒

3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0%
14	type or report person OO – limited liability company

CUSIP 218730109	Schedule 13D	Page 7 of 20

1	name of reporting person HealthCor Partners Management, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒

3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0%
14	type or report person PN

CUSIP 218730109	Schedule 13D	Page 8 of 20

1	name of reporting person HealthCor Partners Management GP, LLC
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒

3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0%
14	type or report person OO – limited liability company

CUSIP 218730109	Schedule 13D	Page 9 of 20

1	name of reporting person HealthCor Partners Fund, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒

3	sec use only
4	source of funds WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0%
14	type or report person PN

CUSIP 218730109	Schedule 13D	Page 10 of 20

1	name of reporting person HealthCor Partners, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒

3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0%
14	type or report person PN

CUSIP 218730109	Schedule 13D	Page 11 of 20

1	name of reporting person HealthCor Partners II, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒

3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0%
14	type or report person PN

CUSIP 218730109	Schedule 13D	Page 12 of 20

1	name of reporting person HealthCor Partners Fund II, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒

3	sec use only
4	source of funds WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0%
14	type or report person PN

CUSIP 218730109	Schedule 13D	Page 13 of 20

1	name of reporting person HealthCor Partners GP, LLC
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒

3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0%
14	type or report person OO – limited liability company

CUSIP 218730109	Schedule 13D	Page 14 of 20

1	name of reporting person Arthur Cohen
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒

3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0%
14	type or report person IN

CUSIP 218730109	Schedule 13D	Page 15 of 20

1	name of reporting person Joseph Healey
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒

3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0%
14	type or report person IN

CUSIP 218730109	Schedule 13D	Page 16 of 20

1	name of reporting person Jeffrey C. Lightcap
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒

3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0%
14	type or report person IN

CUSIP 218730109	Schedule 13D	Page 17 of 20

Schedule 13D

This Amendment No. 2 (this “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on March 8, 2017, as amended by Amendment No. 1 filed on March 21, 2019 (collectively, the “Original Statement”) on behalf of HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP, LLC, HealthCor Group, LLC, HealthCor Partners Management, L.P., HealthCor Partners Management GP LLC, HealthCor Partners Fund LP, HealthCor Partners L.P., HealthCor Partners II L.P., HealthCor Partners Fund II, L.P., HealthCor Partners GP, LLC, Arthur Cohen, Joseph Healey and Jeffrey C. Lightcap. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of Corindus Vascular Robotics, Inc., par value $0.0001 per share (the “Common Stock”).

Capitalized terms used herein but not defined have the meanings ascribed to them in the Original Statement.

On August 17, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) between and among Siemens Medical Solutions USA, Inc., a Delaware corporation (“SMS USA”), Corpus Merger, Inc., a Delaware corporation and a wholly-owned subsidiary of SMS USA (“Merger Sub”), and the Issuer. In connection with the Merger Agreement, SMS USA entered into a voting and support agreement (the “Voting Agreement”) with Partners Management and each other Reporting Person (excluding natural persons) pursuant to which such Reporting Persons agreed, among other things, to vote all voting securities held by them in favor of adoption of the Merger Agreement, and not to transfer such voting securities to third parties, in each case subject to the terms and conditions of such Voting Agreement.

On October 29, 2019, the Issuer completed the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) between and among Siemens Medical Solutions USA, Inc., a Delaware corporation (“SMS USA”), Corpus Merger, Inc., a Delaware corporation and a wholly-owned subsidiary of SMS USA (“Merger Sub”), and the Issuer. In connection with the closing of the merger, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of SMA USA. As a result of the merger, each outstanding share of Common Stock (other than dissenting shares and shares held by the Issuer, SMS USA or Merger Sub) was converted into the right to receive the merger consideration specified in the Merger Agreement.

This Amendment is being filed to reflect that, upon the closing of the transactions contemplated by the Merger Agreement, the Reporting Persons no longer have any beneficial ownership of any of the Issuer’s Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is amended and supplemented as follows:

In connection with the closing of the transactions contemplated by the Merger Agreement, Mr. Lightcap resigned from the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated as follows:

(a)-(b)     As a result of the completion of the transactions contemplated by the Merger Agreement, the Reporting Persons no longer have beneficial ownership of any shares of Common Stock.

(c)           Apart from the transactions described in this Amendment, the Reporting Persons have effected no transactions with respect to the Common Stock in the 60 days prior to the filing of this Amendment.

(d)           Not applicable.

CUSIP 218730109	Schedule 13D	Page 18 of 20

(e)       The Reporting Persons ceased to be beneficial owners of 5% or more of the Common Stock on October 29, 2019.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Original Statement is hereby supplemented as follows:

Exhibit 4         Voting Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 8, 2019).

CUSIP 218730109	Schedule 13D	Page 19 of 20

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:         October 31, 2019

HEALTHCOR MANAGEMENT, L.P.

By: HealthCor Associates, LLC, its general partner

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By: HealthCor Partners Management GP, LLC, its general partner

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

HEALTHCOR HYBRID OFFshore gp, llc
for itself and as general partner on behalf of
HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

By: HealthCor Group, LLC, its general partner

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

HEALTHCOR partners, L.P.
for itself and as general partner on behalf of
HEALTHCOR PARTNERS FUND, LP

By: HealthCor Partners GP, LLC, its general partner

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

HEALTHCOR partners II, L.P.
for itself and as general partner on behalf of
HEALTHCOR PARTNERS FUND II, LP

By: HealthCor Partners GP, LLC, its general partner

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

CUSIP 218730109	Schedule 13D	Page 20 of 20

HEALTHCOR ASSOCIATES, LLC

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

HEALTHCOR GROUP, LLC

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

HEALTHCOR partners management gp, LLC

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

HEALTHCOR partNers gp, LLC

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

ARTHUR COHEN, Individually

/s/ Arthur Cohen

JOSEPH HEALEY, Individually

/s/ Joseph Healey